Ken Kannappan
President and
Chief Executive Officer
Tel: (831) 458-7741 w Fax: (831) 429-8095
Email: ken.kannappan@plantronics.com

Barbara Scherer
Vice President – Finance and Administration
and Chief Financial Officer
Tel: (831) 458-4434 w Fax: (831) 426-6098
Email: barbara.scherer@plantronics.com

March 20, 2009

Via EDGAR

Mr. Larry Spirgel
Assistant Director
United States
Securities And Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re: Plantronics, Inc.
Form 10-K for the fiscal year ended March 29, 2008
Filed May 27, 2008
File No. 001-12696

Dear Mr. Spirgel:

On behalf of Plantronics, Inc. ("we", the "Company" or "Plantronics"), please find our responses to the comments contained in your letter dated February 19, 2009 with respect to the document referenced above.  For your convenience, we have included your comments in bold type above our responses to such comments.

Form 10-K for the year ended March 29, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 44

1.
We note that you recorded approximately $113 million of impairments in goodwill and intangible assets associated with your AEG reporting unit in the third quarter of fiscal 2009.  We also noted that your critical accounting policy disclosures included in the Form 10-Qs for fiscal year 2009 remained unchanged from the disclosures included in the March 31, 2008 Form 10-K.  In this regard, it appears that your disclosures in this section did not adequately address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements associated with goodwill, other intangibles and long-lived assets.

We also note that you performed an interim goodwill impairment test of your two reporting units at December 31, 2008.  As a result, you recorded an impairment charge for 100% of the goodwill associated with the AEG reporting unit.  You also determined that the $14 million goodwill associated with the ACG reporting unit was not impaired.  Please provide us with the fair value and the carrying value of the ACG reporting unit at the date you completed the impairment test.  If the fair value did not exceed the carrying value by a significant amount, we believe that you should significantly expand your critical accounting policy to provide additional qualitative and quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of goodwill, as well as the risk that additional impairment charges may need to be recorded in future periods.  Specifically, provide a quantitative and qualitative sensitivity analysis underlying the methodologies and assumptions that are more susceptible to changes and that could have a significant impact in the determination of the fair value of the ACG reporting unit.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

Response:

We respectfully acknowledge the Staff’s comment and advise the Commission that within our Form 10-K for the year ended March 31, 2008, our critical accounting policy disclosures for Goodwill and Intangibles (page 44) we referred the reader to Note 7 (page 66) of the Consolidated Financial Statements where we disclosed that it is reasonably possible that an impairment review may be triggered prior to our next annual review if certain assumptions/estimates used in our annual impairment test were not achieved.  We also disclosed this risk in Note 8 of the March 31, 2008 Form 10-K (page 67) related to Intangibles and within the following Risk Factor in the March 31, 2008 Form 10-K and our fiscal year Form 10-Qs:  We have significant goodwill and intangible assets recorded on our balance sheet.  If the carrying value of our goodwill or intangible assets is not recoverable, an impairment loss must be recognized, which would adversely affect our financial results.  In addition, within our fiscal year 2009 Form 10-Qs, although we did not update our critical accounting policy, we disclosed similar risks within Note 5 – Goodwill and Purchased Intangible Assets.  As of November 13, 2008, the date we completed our impairment test, the carrying value of goodwill in the ACG reporting unit was $14.1 million.  During the preparation of the December 31, 2008 quarterly report on Form 10-Q, we considered including a sensitivity analysis of the methodology and assumptions in the determination of the ACG reporting unit.  We concluded that this was not useful information to the reader of the Form 10-Q and, therefore, was not considered necessary at this time.

In future filings we will expand our critical accounting policy to provide additional qualitative and quantitative disclosures regarding the risks related to the recoverability of goodwill and provide additional disclosure of the material assumptions underlying our impairment assessment, and if the fair value of the ACG reporting unit does not exceed the carrying value by a significant amount, we will consider providing a sensitivity analysis on the material assumptions similar to the additional information related to the material assumptions used in the interim goodwill impairment test performed in the quarter ended December 31, 2008 provided below.

The valuation report for the ACG and AEG reporting unit is dated November 13, 2008; however, we included relevant information to December 31, 2008 in performing the impairment test.  The fair value of the ACG reporting unit was determined using an equal weighting of the income approach and the market comparable approach.  The fair value and the carrying value of the ACG reporting unit as of November 13, 2008, the date we completed our impairment test was as follows (in thousands):

			Weighted
Approach	Fair Value	Weight	Average Fair Value
Income Approach	$1,000,500	50%	$500,250
Market Comparable Approach	556,700	50%	278,350
Total Fair Value			$778,600
Total Carrying Value			511,727
Amount by which estimated fair value exceeds carrying value			$266,873

For the income approach, we made the following assumptions as of November 13, 2008: the current economic downturn would continue through fiscal 2010, followed by a recovery period in fiscal 2011 and 2012 and then growth in line with industry estimated revenues.  Gross margin assumptions were consistent with historical trends.  A 5% growth factor was used to calculate the terminal value of its reporting units after fiscal year 2021, consistent with the rate used in the prior year.  The discount rate was adjusted from 13% used in the prior year annual impairment review to 14% at November 13, 2008 reflecting the current volatility of the stock prices of public companies within the consumer electronics industry.

For the market comparable approach, we reviewed comparable companies in the industry.  Companies examined included Plantronics, Logitech and GN Netcom.  Revenue multiples were determined for these companies and an average multiple based on prior twelve months revenue of these companies of 0.5 was then applied to the unit revenue.  A 10% control premium was added to determine the value on a marketable, controlling interest basis.  Cash and short-term investments were then added back to arrive at an indicated value on a marketable, controlling interest basis.

2.
We note that you also performed an impairment test of your indefinite-lived assets that resulted in a $40.5 million partial impairment of the Altec Lansing trademark and trade name.  Expand your disclosures to quantify the major changes in your assumptions that contributed to the impairment charge.  For instance, we note that you adjusted the discount rate from 14% to 15% to reflect the current volatility of the stock prices of public companies within the consumer electronics industry.  We also note that the fair value and the carrying value of the Altec Lansing trade name were $18.6 million at December 31, 2008.  Therefore, we believe that you should significantly expand your critical accounting policy to provide additional qualitative and quantitative disclosures than convey to investors the current and ongoing risks related to the recoverability of the Altec Lansing trade name, as well as the risk that additional impairment charges may need to be recorded in future periods.  Specifically, provide a quantitative and qualitative sensitivity analysis underlying the methodologies and assumptions that are more susceptible to changes and that could have a significant impact in the determination of the fair value of the Altec Lansing trade name.

Response:

We respectfully acknowledge the Staff’s comment and in future filings we will expand our disclosures to quantify the major changes in our assumptions, similar to the information provided below.  In addition, to supplement our disclosure related to the risk of recoverability of the indefinite-lived intangible assets included within our current filing on Form 10-Qs in Note 5 – Goodwill and Purchased Intangible Assets, in future filings we will expand our critical accounting policy to provide additional qualitative and quantitative disclosures regarding the risks related to the recoverability of the remaining carrying value of $18.6 million of the Altec Lansing trademark and trade name and provide a sensitivity analysis on the material assumptions including both qualitative and quantitative disclosures similar to the following:

“If we were to decrease the long-term growth rate or increase the discount rate used in the discounted cash flow approach by 1%, there would be no change in the goodwill impairment amount for the AEG reporting unit or the impairment of the Altec Lansing trademark and trade name recorded in fiscal year 2009.  A 1% decrease in the long-term growth rate or increase in the discount rate would not change our conclusion that there was no goodwill impairment in the ACG reporting unit in fiscal year 2009.”

We used the income approach to test the Altec Lansing trademark and trade name for impairments with the following assumptions as of November 13, 2008: the current economic downturn would continue through fiscal 2010, followed by a recovery period in fiscal 2011 and 2012 with slightly better growth than historically and then growth in line with consumer electronics industry norms.  We have several product categories within the AEG segment including Docking Audio, which includes all speakers, PC Audio, which includes speaker systems used for computers and other multi-media application systems and Other, which includes headphones and home audio systems.  We estimated AEG revenues in Docking Audio and PC Audio using constant market share assumption; royalty revenues were estimated based on contracts in place or expected in the future, and we estimated headphone revenue to grow faster for AEG than the market as a whole given that we are a relatively recent entrant and are establishing a market position.  Other key assumptions used at November 13, 2008 included the following:

•	A 5% growth factor used to calculate the terminal value after fiscal year 2021, which was consistent with the rate used in the prior year annual impairment review.
•
A discount rate of 15% which was adjusted from 14% used in the prior year reflecting the current volatility of the stock prices of public companies within the consumer electronics industry.  The increase in the discount rate reflects the current volatility of the stock prices of public companies within the consumer electronics industry.

•
Revenue growth rates beginning in fiscal 2011 ranging from 5% to 16.5% which were adjusted from a range of 5% to 39.2% used in the prior year.  The growth rates used in the determination of fair value are primarily based on actual historical operating results and management’s estimates of future operating results.  The decrease in the growth rates are primarily the result of the economic downturn.

3.
We refer to the impairment test of your long-lived assets that resulted in a partial impairment.  You recognized a non-cash intangible asset impairment charge of $18.2 million, of which $9.1 million related to technology, $6.7 million related to customer relationships and $2.4 million related to the inMotion trade name.  You also recorded an impairment charge of $4.1 million related to property, plant and equipment.  Expand your disclosures to quantify the impact of changes in your assumptions for each significant contributing factor (decline in forecasted revenues, operating margin and cash flows related to the AEG segment) in the determination of the undiscounted future cash flows and the resulting impairment charge.  In addition, tell us and disclose separately the amount of intangible assets and property plant and equipment attributable to the AEG and ACG units of accounting under SFAS 144.  If there is a significant remaining carrying value of the AEG unit of accounting, we believe that you should significantly expand your critical accounting policy to provide additional qualitative and quantitative disclosures than convey to investors the current and ongoing risks related to the recoverability of your long-lived assets as well as the risk that additional impairment charges may need to be recorded in future periods.  Specifically, provide a quantitative and qualitative sensitivity analysis underlying the methodologies and assumptions that are more susceptible to changes and that could have a significant impact in the determination of the fair value of the AEG unit of accounting.

Expand your MD&A to provide a transparent discussion of the impact that changes in your assumptions (that resulted in the significant impairment charge of your AEG segment) will have in future operating results and liquidity.  Specifically, we note your disclosure referring to the decline in forecasted revenues, operating margin and cash flows related to the AEG segment.

Please refer to the guidance provided in the Commission’s interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at:  http://www.sec.gov/rules/interp/33-8350.htm

Response:

We respectfully acknowledge the Staff’s comment and to supplement our disclosure related to the risk of recoverability of our long-lived assets included within our current filings on Form 10-Qs in Note 5 – Goodwill and Purchased Intangible Assets, in future filings we will expand our critical accounting policy to provide additional qualitative and quantitative disclosures regarding the risks related to the recoverability of the remaining carrying value of the long-lived assets of $7.7 million within the AEG reporting unit and provide a sensitivity analysis on the material assumptions including both qualitative and quantitative disclosures similar to the following:

“If we were to increase the discount rates used in the discounted cash flow approach by 1%, there would be no change in the impairment amount recorded in fiscal year 2009 for the long-lived assets within the AEG reporting unit.”

As a result of the impairment indicators present in the third quarter of fiscal 2009 which primarily consisted of (1) a decline in revenue and operating margins during that quarter and the projected future operating results, (2) deteriorating industry and economic trends, and (3) the decline in the Plantronics’ stock price for a sustained period, as well as, the failure of the Step 1 goodwill impairment test related to the AEG reporting unit, the long-lived assets within the AEG reporting unit were also tested for impairment.  The impairment test consisted of an analysis of the AEG reporting unit, in the aggregate at an entity level using an undiscounted cash flow model with the same assumptions used in the income approach for the AEG goodwill impairment test that was performed.  We determined the asset group to consist of all of AEG’s assets because of the nature of the AEG segment, the interdependency of operations within the segment and the ability to reallocate assets within the segment.  The asset group also includes goodwill because, in accordance with SFAS 144, paragraph 12, goodwill should be included in the asset group to be tested for impairment if the asset group is or includes a reporting unit.  Based on the results of this test, the undiscounted entity level cash flows of AEG were below the carrying value indicating some level of impairment.  Therefore, to measure the impairment, the fair value of the intangible assets was determined using a discounted cash flow model based on revenue and cost projections estimated by management for the periods 2010 though 2016 and the following discount rates:  13% for technology, 14.7% for customer contracts and relationships and 15% for the inMotion trade name.  Historically, there have been no events or circumstances indicating that the carrying amount of long-lived assets may not be recoverable, triggering the need for a FAS 144 impairment test; however, our key assumptions changed from when we preformed our annual goodwill impairment test in the prior year as discussed in our response to the Staff’s Comment No. 2 above.  In future filings, we will expand our disclosures to quantify the impact of these changes in our key assumptions.

Based on the discounted cash flow models, the concluded fair value was $0.5 million for technology, $2.6 million for customer contracts and relationships and $0.5 million for the inMotion trade name which were all below the respective carrying values resulting in an impairment of $18.2 million, of which $9.1 million related to technology, $6.7 million related to customer contracts and relationships and $2.4 million related to the inMotion trade name.  As of December 31, 2008, subsequent to the impairment charges, the carrying value of the intangible assets and property, plant, and equipment attributable to the AEG and ACG reporting units subject to accounting under SFAS 144 were as follows (in thousands):

Intangible Assets with Definite Lives Subject to Amortization

	ACG	AEG	Consolidated
Customer Relationships	1,287	2,625	3,912
OEM Relationships	19	-	19
Patents	189	-	189
Technology	3,500	486	3,986
Trade Name - inMotion	-	486	486
Total	4,995	3,597	8,592

Property, Plant, and Equipment

	ACG	AEG	Consolidated
Land	5,835	2,432	8,267
Buildings and improvements	56,595	1,438	58,033
Machinery and equipment	29,728	245	29,973
Construction in progress	2,167	-	2,167
Total	94,324	4,116	98,440

In future filings, to supplement the disclosures included in our MD&A under Impairment of Goodwill and Long-Lived Assets (Page 33) and Liquidity and Capital Resources (Page 39) of our Form 10-Q for the period ended December 31, 2008, we will also expand our MD&A to provide a discussion of the impact of changes in our assumptions on our future operating results and liquidity.

4.
We note that in connection with the impairment charges recorded in the third quarter of fiscal 2009, you recognized significant deferred tax benefits related to the impairments of indefinite-lived and long-lived assets.  We also note that you did not have a deferred tax asset valuation allowance at March 31, 2008.  In view of the significant subsequent increase in your deferred tax asset balance associated with the impairment charges, tell us in detail, addressing SFAS 109, how you concluded that you were not required to recognize a deferred tax asset valuation allowance.

Response:

We respectfully advise the Commission that the Company evaluates its deferred tax assets including a determination of whether a valuation allowance is necessary based upon its ability to utilize the assets using a more likely than not analysis.  Deferred tax assets are only recorded to the extent that they are realizable based upon past and future income.  $27 million of the reduction in the deferred tax liability for the quarter ended December 31, 2008 resulted from the reversal of the deferred tax liability originally recorded through purchase accounting associated with the acquisition of Altec Lansing.

The Company has a long established earnings history with sufficient taxable income in the prior two carryback years to offset the December 31, 2008 deferred tax asset balance.  After adjusting for the goodwill, indefinite-lived intangible asset and long-lived asset impairments, the Company’s outlook is for taxable income for the year ended March 31, 2009.  Based upon the Company’s positive evidence associated with its taxable income in carryback years and strong earnings history and projected future income, management concluded that a deferred tax asset valuation allowance was not required as of December 31, 2008.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 34

Market Reference and Compensation Consultant, page 36

5.
In the second bullet point from the bottom of page 36, you disclose that you use internal tally sheets in making executive compensation decisions. In future filings if you use tally sheets, please disclose what information is contained on your tally sheets and how such information specifically impacted your executive compensation decision.

Response:

We respectfully acknowledge the Staff’s comment and, to the extent we use tally sheets in making future executive compensation decisions, we will disclose in our future filings the information contained on the tally sheets and how such information specifically impacted our executive compensation decisions.

6.
Item 402(b)(xiv) requires you to identify elements of benchmarked compensation and the component companies that you use to develop such benchmarks. In the third paragraph on page 37, it appears that you have used benchmarks for the base salaries and equity grants. However, it is not clear how you benchmarked your compensation against those contained in the various cited surveys. For example, you indicate that you evaluated your compensation levels “relative to [your] primary peers and the broader industry,” but then later indicate that because the company has no direct competitors in the United States the company considered three broad-based indices supplied by Mercer. In future filings, please disclose the benchmarks that you have developed, the component companies that are part of the surveys and databases that you have used, and explain why and how you have varied in the application of your benchmarks.

Response:

We respectfully advise the Commission that the surveys and databases referenced on page 37 of the Proxy Statement represent an aggregate of over 700 companies and therefore, serve only as a guide to the current compensation practices of similarly situated companies.  We have disclosed and will continue to disclose the general nature of the participants in each of the surveys and how such participants are comparable to the Company.  Because we focus on the average and median data provided by these surveys and not company-specific data in setting our benchmarks, we do not believe that listing all of the specific participants in each of the surveys will aid investors in the analysis of our compensation practices.

We respectfully advise the Staff that in future filings, we will endeavor to more fully explain our reasons for choosing these surveys and how the data provided by these surveys informs the actual compensation of our executives for the applicable fiscal year.  Further, to the extent that, in the future, we focus on certain participants or a group of participants in the survey and to the extent that we develop our own peer groups, we will disclose the constituent companies and the reasons for our selections.

Variable Pay Programs, page 37

7.
You write in the second to the last paragraph on page 37 that you pay cash awards under the Quarterly Incentive Plan if your executives meet certain “objective financial goals” or “subjective goals”.  However, you do not describe the specific performance targets for your executives under the Quarterly Incentive Plan (e.g., the specific EPS amount is omitted) as you do for the Annual Incentive Plan. In future filings, please disclose the performance targets for your Quarterly Incentive Plan.  If you use subjective performance targets, please discuss the criteria and factors that the compensation committee uses to measure executive performance and please evaluate and describe an executive’s performance.

Response:

We respectfully acknowledge the Staff’s comment and we will disclose the performance goals for our Quarterly Incentive Plans.  If we use subjective performance targets, we will discuss the criteria and factors that the Compensation Committee uses to measure executive performance, and we will evaluate and describe the executive’s performance.

Our Quarterly Incentive Plan rewards executives for meeting or exceeding goals that contain both objective and subjective goals. As more fully described in our response to your Comment no. 8 below, these goals include objective financial measures such as non-GAAP operating income, inventory turns, market share, and non-GAAP EPS.  For Mr. Kannappan, 100% of his quarterly incentive plan is comprised of these goals.  For other named executive officers, these objective measures constitute 60 to 80% of the total quarterly bonus target available.  The other named executive officers have from 20% to 40% of their quarterly incentive comprised of other goals important to the Company’s success and where the named executive has significant responsibility for driving the goal.  Many of these additional goals are also quantitative (e.g. cost reduction) but some are subjective. The subjective goals generally relate to strategically important matters. Each executive’s quarterly bonus amount is determined based upon the relative weightings of performance against the objective goals and an evaluation of performance against the subjective goals.

The objective quarterly performance goals include financial metrics. The Company believes that disclosure of these metrics would cause substantial harm to its competitive position.  If the Company is required to disclose its financial metrics, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, and for its business, financial and operational strategies.  The disclosure of such metrics would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about its plans and priorities, including designated plans for growth, profitability, investment or increased operational focus; timing of product launch; allocation of resources; and changes in direction. The Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations.

The Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders.  The Company believes that access to its performance target levels by its competitors would allow them to use the information against the Company, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance.

8.
You must explain how you determine the amount of each compensation element and how you take into account corporate and individual performance when making compensation decisions.  On page 43, note (3) to the Summary Compensation Table lists the cash awards made to your executives under the Quarterly Incentive Plan and Annual Incentive Plan.  For instance, as you disclosed in the second to last paragraph on page 40, it is evident that Mr. Kannappan received $276,076 (which is 45% of this base salary) as his quarterly incentive because he met 100% of his quarterly GAAP EPS.  However, you do not explain how and upon what criteria the other executives received their quarterly cash incentives.  Beyond disclosing in the second paragraph on page 38 that executives “were paid between 44% and 100% of their quarterly incentive targets,” in future filings, please explain in more detail why and how the other executives received their quarterly cash incentives.

Response:

We respectfully advise the Staff that, in future filings, we intend to provide the following disclosure:

Named
Executive	Performance		Performance		Performance
Officer	Goal	Weight	Rating	Score	Award
	Non-GAAP Operating Income
	Inventory Turns
	Market Share
	Non-GAAP EPS
	Other
Total		100%			$

As discussed in our response to Question 7 above, information regarding the specific performance goals under our Quarterly Incentive Plan is highly confidential and could cause competitive harm to the Company if disclosed. Accordingly, we do not feel that it should be disclosed on the same basis.

9.
Also, as you disclose in the first paragraph on page 41, Mr. Kannappan received $447,242 as his annual cash incentive because the formula used was 45% * $613,500 (his annual salary) * 1.62.  If such formulas were used for the other executives, please disclose them and explain in more detail why and how other executives received their annual cash incentives.  Here, pursuant to Item 402(e), please consider providing a narrative description to help investors understand the tables required by Items 402(c) and (d).

Response:

We respectfully advise the Staff that, in future filings, we will disclose any formulas that are used for executives other than Mr. Kannappan and will explain in greater detail why and how our other executives received their annual cash incentives. We will consider providing a narrative description as required by Regulation S-K Item 402(c) and (d). We anticipate providing disclosure substantially similar to that set forth below and would request the Commission’s review and comment on this disclosure.

Annual Incentive Plan.  The annual incentive plan rewards executives for meeting or exceeding two overall Company related financial goals: earnings per share (EPS) and asset utilization. EPS is defined as GAAP (generally accepted accounting principles) earnings per share for the fiscal year. Asset utilization is defined as: Fiscal Year Sales divided by (Average Inventory + Average Accounts Receivable – Average Accounts Payable + Average Net Property, Plant and Equipment) for the most recent 5 quarters.

For the Named Executive Officers for fiscal year 2008, each earned 162% of his/her annual incentive based on the Company’s performance exceeding the GAAP EPS and Asset Utilization goals for the fiscal year.  Specifically, here is what each earned:

Named	Annual			Actual	Annual
Executive Officer	Salary	Target %	Multiplier	Bonus %	Bonus
Ms. Scherer	$367,500	32.5%	1.62	52.7%	$193,489
Mr. Vanhoutte	£183,500	25.0%	1.62	40.5%	£74,318
Mr. Houston	$320,000	32.5%	1.62	52.7%	$168,480
Ms. Shimizu	$290,000	25.0%	1.62	40.5%	$117,450

10.
Pursuant to Items 402(b)(1)(v), (b)(2)(v), and (b)(2)(vii), in future filings please explain how you applied each individual “executive’s past performance, future contribution potential and other compensation elements” (as you write in the last bullet point on page 39) when making equity grants.  For instance, please analyze and discuss in more detail how does Mr. Kannappan’s past performance, future contribution potential, and other compensation elements (as well as the performances and contributions of other named executive officers) factor into determining that he should receive 15,000 shares of restricted stock and 50,000 options.

Response:

We acknowledge the Commission’s comment and, in future filings, we will disclose  how we applied each individual executive’s past performance, future contribution potential and other compensation elements when making equity grants as required by Regulation S-K Item 402(b)(1)(v), (b)(2)(v), and (b)(2)(vii). For example, we may evaluate the length of the executive’s tenure with the Company, the past performance of the executive as measured by quarterly and annual incentive payments, the experience and ability of the executive to effectively manage the transition of the Company through the recession and otherwise, and an assessment of the extent of the executive’s future potential contribution to the Company.

Company Acknowledgement

The Company, as specifically requested by the commission, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (831)458-7741.  Facsimile transmissions may be sent to the undersigned at (831)429-8095.

Very truly yours,

/s/ Ken Kannappan
Ken Kannappan
President and Chief Executive Officer

/s/ Barbara Scherer
Barbara Scherer
Vice President – Finance and Administration
and Chief Financial Officer

cc:	Henry Massey, Esq.
Katharine Martin, Esq.
Kevin Healy, PricewaterhouseCoopers LLP